UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2018 and 2017, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

  Plan for Citizens and Farmers Bank

West Point, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2002.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 14, 2019

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017

Assets

Investments, at fair value	$30,251,375	$32,067,068

Notes from participants	388,859	314,471
Cash	13,337	733,186

Total Assets	30,653,571	33,114,725

Liabilities

Payables:
Due to broker	8,277	733,186
Due to participants	5,055	—

Total Liabilities	13,332	733,186

Net assets available for benefits	$30,640,239	$32,381,539

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in investments	$(3,394,529)	$3,663,286
Interest and dividends	1,490,884	1,375,650
	(1,903,645)	5,038,936

Interest income on notes from participants	14,778	9,582

Contributions:
Employer	895,982	798,501
Participants	1,439,241	1,311,161
Rollover contributions	33,465	117,054
	2,368,688	2,226,716

Net additions	479,821	7,275,234

Deductions from net assets attributed to:
Benefits paid to participants	2,179,829	2,455,370
Administrative expenses	41,292	36,699
	2,221,121	2,492,069

Net (decrease) increase in net assets available for benefits	(1,741,300)	4,783,165

Net assets available for benefits:
Beginning of period	32,381,539	27,598,374

End of period	$30,640,239	$32,381,539

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.       Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation (the Corporation), pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code).  The Plan was established for the benefit of substantially all full-time employees electing to participate in the Plan.  Employees are eligible to participate in the Plan on the first day of the calendar month after completing one month of service and must be eighteen years old or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Compensation Committee of the Corporation’s Board of Directors is responsible for oversight of the Plan. The executive officers of the Plan Sponsor determine the appropriateness of the Plan’s investment offerings based upon input from their investment advisors, monitor investment performance and report to the Compensation Committee.

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Each new employee automatically becomes a participant in the Plan after satisfying the eligibility requirements and is deemed to have elected to make a pre-tax contribution of 2% of compensation unless an election is made for a different contribution amount or no contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan.  The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors.  This discretionary contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants.  There were no discretionary profit sharing contributions approved by the Corporation’s Board of Directors during the Plan years ended December 31, 2018 and 2017.  Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any), and Plan earnings (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the

Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon.  Vesting in the portion of their accounts contributed by the Bank is based on years of vested service.  Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank, and earnings thereon, after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants.  Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds.  Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the Corporation’s common stock (Employer Common Stock).  Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions.  Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.  This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes.  The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant or beneficiary, as the case may be, and filed with the administrator at least 30 days before the benefit payment date.  A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding.  A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, tax-free distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½.  A participant’s death or disability also qualifies for a tax-free distribution.  If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2018 and 2017, forfeited nonvested account balances totaled $74,930 and $62,852, respectively.  These amounts were used to reduce the contributions required to be made by the Bank in 2019 and 2018, respectively.

Note 2.       Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the presentation of similar amounts in the current year.

Note 3.       Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Accounting Standards Codification Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds:    Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds:  Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Investments in common trust funds valued at NAV as a practical expedient can generally be redeemed daily.

Employer Common Stock:  Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$20,376,294	$—	$—	$20,376,294
Employer Common Stock	1,277,359	—	—	1,277,359
Total Investments Measured at Fair Value	$21,653,653	$—	$—	21,653,653
Common Trust Funds, Measured at Net Asset Value				8,597,722
Total Investments, at Fair Value				$30,251,375

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$22,549,085	$—	$—	$22,549,085
Employer Common Stock	1,339,012	—	—	1,339,012
Total Investments Measured at Fair Value	$23,888,097	$—	$—	23,888,097
Common Trust Funds, Measured at Net Asset Value				8,178,971
Total Investments, at Fair Value				$32,067,068

Investments in common trust funds measured at NAV as a practical expedient have not been classified within the fair value hierarchy within the tables above.  The underlying assets of these investments consisted primarily of equity securities at December 31, 2018 and 2017.

Note 4.       Investments

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year,  depreciated in value by $3,394,529 and appreciated in value by $3,663,286 during the Plan years ended December 31, 2018 and 2017, respectively.

Note 5.       Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6.       Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions.

Note 7.       Related-Party and Party-In-Interest Transactions

The Plan allows funds to be invested in the common stock of the Corporation, the parent company of the Plan Sponsor.  Therefore, the Corporation is a party-in-interest.  Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Certain Plan investments are managed by Reliance Trust Company.  Reliance Trust Company is the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Reliance Trust Company provides certain administrative services to the Plan pursuant to an agreement between the Plan and Reliance Trust Company.  Reliance Trust Company receives revenue from mutual fund and collective trust fund service providers for services Reliance Trust Company provides to the funds.  This revenue is used to offset certain amounts owed to Reliance Trust Company for its administrative services to the Plan.

If the revenue received by Reliance Trust Company from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement, Reliance Trust Company remits the excess to the Plan’s trust.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2018 and 2017, there were no such excess amounts.  The Plan or Plan Sponsor may make a payment to Reliance Trust Company for administrative expenses not covered by revenue sharing.

Note 8.       Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9.     Subsequent Events

There are two types of subsequent events:  (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.  The Plan has evaluated subsequent events through June 14, 2019, the date the financial statements were issued.  Based on this evaluation, the Plan did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the Plan financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN:  54-0169510 Plan No. 002

December 31, 2018

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Value

Registered Investment Companies
American Beacon Large Cap Value Fund	Mutual Fund	$149,972
American Beacon Mid Cap Value Fund	Mutual Fund	1,509,126
American Century Infl-Adj Bond Fund	Mutual Fund	361,249
American EuroPacific Growth Class R4 Fund	Mutual Fund	3,379,964
Bank of NY Mellon Agg Bond Index Class IV Fund	Common Trust Fund	102,873
Bank of NY Mellon Intl Stock Index Class IV Fund	Common Trust Fund	656,080
Blackrock Equity Dividend Institutional Fund	Mutual Fund	1,846,408
Columbia Small Cap Class Z Value Fund II	Mutual Fund	739,177
Deutsche Enhanced Commodity Strategy Class S Fund	Mutual Fund	10,555
Fidelity Government Money Market Daily Money	Mutual Fund	75,095
Hartford Small Cap Growth HLS IB Fund	Mutual Fund	1,055,499
JPMorgan Large Cap Value Class R4 Fund	Mutual Fund	1,502,871
JPMorgan SmartRetirement Blend 2020 Fund	Common Trust Fund	518,217
JPMorgan SmartRetirement Blend 2025 Fund	Common Trust Fund	214,503
JPMorgan SmartRetirement Blend 2030 Fund	Common Trust Fund	98,708
JPMorgan SmartRetirement Blend 2035 Fund	Common Trust Fund	59,123
JPMorgan SmartRetirement Blend 2040 Fund	Common Trust Fund	13,748
JPMorgan SmartRetirement Blend 2045 Fund	Common Trust Fund	240,471
JPMorgan SmartRetirement Blend 2050 Fund	Common Trust Fund	66,470
JPMorgan SmartRetirement Blend Income Fund	Common Trust Fund	1,192
MetLife Stable Value Collective Trust Fund	Common Trust Fund	4,519,506
Metropolitan West Total Return Bond Class M Fund	Mutual Fund	1,797,540
Oppenheimer Developing Markets Class Y Fund	Mutual Fund	877,232
State Street S&P 500 Index Fund	Common Trust Fund	2,106,831
T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	3,743,896
T. Rowe Price Mid Cap Growth I Fund	Mutual Fund	1,474,278
T. Rowe Price Total Equity Market Index Fund	Mutual Fund	383,091
Virtus Real Estate Securities I Fund	Mutual Fund	264,862
Voya Strategic Income Intermediate Bond Fund I	Mutual Fund	1,205,479
		28,974,016

Common Stock
*C&F Financial Corporation	Employer Common Stock	1,277,359

Loans
*Participant Notes	Interest Rates Range from
	3.25% to 5.75%;
	Maturity Dates through
	2047	388,859

Total Assets Held for Investment		$30,640,234

*Denotes party-in-interest

EXHIBIT INDEX

Exhibit

23Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK
(Name of Plan)

Date	June 14, 2019	/s/ Jason E. Long
Jason E. Long, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator